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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)

                             SHILOH INDUSTRIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   824543 10 2
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                                 (CUSIP Number)

                             David J. Hessler, Esq.
                          Wegman, Hessler & Vanderburg
                                    Suite 200
                            6100 Rockside Woods Blvd.
                              Cleveland, Ohio 44131
                                  216-642-3342
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 22, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         This Amendment No. 7 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on March 31, 1998, as amended, by MTD Products Inc. ("MTD") and certain other stockholders relating to the common stock, par value $.01 per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company").



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CUSIP No. 824543 10 2                                                Page 2 of 4


Item 2.  Identity and Background.

         The first two paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

         (a) - (f) This Schedule 13D is being filed by MTD. The principal executive offices of MTD are located at 5903 Grafton Road, Valley City, Ohio 44280. MTD is a privately held Ohio corporation engaged in the manufacturing of goods including outdoor power equipment and tools.

         Pursuant to General Instruction "C" for Schedule 13D, set forth below is the name and principal business or occupation of each executive officer or director of MTD. Each such executive officer or director is a citizen of the United States of America and has a business address of 5903 Grafton Road, Valley City, Ohio 44280.


NAME                              PRINCIPAL BUSINESS OR OCCUPATION
----                              --------------------------------

Curtis E. Moll                    Chairman of the Board and Chief Executive Officer

Dieter Kaesgen                    President and Chief Operating Officer, Director

Hartmut Kaesgen                   Executive Vice President - Product Design and Engineering, Director

Gordon Manning                    Executive Vice President - Product Line Management, Director

Gunter Plamper                    Vice President - Product Safety and Development

Regis A. Dauk                     Vice President - Human Resources

Jean Hlay                         Vice President - Corporate Development, Director

James M. Milinski                 Vice President and Treasurer

Jeffrey C.V. Deuch                Vice President and Controller

Terry R. Hollister                Assistant Secretary and General Counsel

David J. Hessler                  Secretary and Special Counsel

Emil Jochum                       Co-Founder and Director (Emeritus)

Darrell T. Moll                   Director

John A. Rainone                   Director

Theodore S. Moll                  Director

William Docherty, Jr.             Director

John G. Breen                     Director

James S. Reid, Jr.                Director

Linda S. Mayer                    Director

Duane E. Collins                  Director


         Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

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CUSIP No. 824543 10 2                                                Page 3 of 4

         (a)-(b) MTD had, as of September 3, 2002, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:


         As of September 3, 2002, MTD beneficially owned 8,405,266 shares of Common Stock, constituting approximately 56.8% of the outstanding Common Stock, with the sole power to vote and to dispose of 7,300,866 of such shares, and, as a result of the shared dispositive power held by MTD with respect to shares owned by the MTD Products Inc. Master Employee Benefit Trust, a trust fund established and sponsored by MTD (the "Fund"), the shared power to dispose of 1,104,400 shares beneficially owned by the Fund.

         On August 22, 2002, the following executive officers and directors of MTD acquired the number of shares of Common Stock set forth opposite each person's name in a privately negotiated transaction with one or more entities affiliated with Dominick C. Fanello, James C. Fanello, Rose M. Fanello and Kathleen M. Fanello. The shares of Common Stock were acquired at a price of $1.85 per share for investment purposes using the personal funds of such persons.

                  Curtis E. Moll                              150,000
                  Dieter Kaesgen                               40,000
                  David J. Hessler                            226,535
                  James S. Reid, Jr.                          134,000

         As a result of such purchases, as of September 3, 2002, Curtis E. Moll, the Chairman of the Board and Chief Executive Officer of MTD, owned 155,000 shares of Common Stock, Sara H. Moll, the wife of Curtis E. Moll, owned 1,000 shares of Common Stock, Sara F. Moll, the daughter of Curtis E. Moll, owned 1,500 shares of Common Stock, Dieter Kaesgen, President and Chief Operating Officer of MTD, owned 47,000 shares of Common Stock, David J. Hessler, Secretary and Special Counsel of MTD, owned 241,935 shares of Common Stock and served as trustee of a trust which held 4,500 shares of Common Stock, Martha Hessler, the wife of David J. Hessler, owned 1,000 shares of Common Stock, John A. Rainone, a member of MTD's Board of Directors, owned 2,350 shares, Theodore S. Moll, a member of MTD's Board of Directors, owned 3,000 shares in trust and held 300 shares as custodian for a minor child, and James S. Reid, Jr., a member of MTD's Board of Directors owned 134,000 shares of Common Stock. Curtis E. Moll and David J. Hessler serve as trustees of The Jochum Moll Foundation, a charitable organization, and have the power to vote and dispose of the 20,000 shares held by The Jochum Moll Foundation. MTD disclaims beneficial ownership of shares held by its executive officers and directors.

         MTD anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. There are no agreements, understandings or arrangements between MTD and any of its executive officers, directors or the MTD Controlling Shareholders with respect to the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

         Percentages set forth on the cover pages hereof and in this Item 5 are based on the 14,798,094 shares of Common Stock outstanding according to the Company's Form 10-Q filed on June 13, 2002, for the quarterly period ended April 30, 2002.

         (c) Not applicable.

         (d) Except for the current shared dispositive power with respect to the Fund noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by MTD.

         (e) Not applicable.




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CUSIP No. 824543 10 2                                                Page 4 of 4


                                    Signature


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 9, 2002

                              MTD Products Inc.



                              By: /s/  Terry R. Hollister
                                -------------------------------
                                Name:  Terry R. Hollister
                                Title: Assistant Secretary and
                                       General Counsel